Henkel

A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

04046329

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2004-11-26

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

SUPPL

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release "Henkel strengthens long-term competitiveness".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

Encl.

VCmail
25.11.2004 17:13
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press release "Henkel strengthens long-term competitiveness"

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel strengthens long-term competitiveness", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Restructuring program "Strong for the future" to continue

Henkel strengthens long-term competitiveness

With the launch of a new program Henkel continues the restructuring initiatives of recent years. In a business environment that remains challenging, the company is taking measures that will enhance efficiency and reduce costs as it consolidates its market position.

Düsseldorf – With the restructuring program launched in 2001 and expanded in fall 2003, Henkel has boosted profitability and sharpened its competitive edge. But as competition becomes increasingly global and cost pressures from low-wage countries are ever more acute, the environment in the key markets remains challenging. For this reason the managing board of Henkel KGaA has decided on the basic principles of a new approximately 400 million euros restructuring program that is expected to achieve annual savings of about 125 million euros from 2007.

“This step is an early and flexible response to changes in the markets in which we operate,” says Ulrich Lehner, Chairman of the Board of Henkel KGaA. “With this step we are preempting obstacles and, from a position of strength, securing the sustainable success of the company and the achieving of our long-term goal of profitable growth.”

With the business environment still marked by heightened consumer price consciousness coupled with rising production costs, the program seeks to bring about further effective cost-cutting at the same time as boosting efficiency in production, sales and administration.

Besides the restructuring costs already planned for 2004, Henkel expects to allocate an additional approximately 400 million euros for restructuring measures between 2004 and 2006. The future savings anticipated from the program will amount to about 125 million euros per annum from 2007.

The priority of the new restructuring program will be to reorganize production sites and streamline administrative departments. Beyond that it will also accelerate the improvement potential of recent acquisitions. In principle this will affect all business sectors, although region-wise the primary focus will be on Europe and North America. The program will also entail a loss of some 3,000 jobs worldwide by 2006.

“This aspect of the program represents a particularly difficult decision for us,” Ulrich Lehner says. “However we are not talking about merely cutting costs, but about investing in sustainable structures which is required of us to fulfill our entrepreneurial responsibility. The personnel cutbacks will satisfy our requisite for social acceptability, as in the past, and be in accordance with our tradition and our values.”

Henkel will determine the actual details of the program only after finalizing the various individual measures and consulting with the affected employee representatives, taking into consideration country-specific statutory regulations.

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and operating profit (EBIT) of 706 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

November 25, 2004

Henkel Group
Corporate Communications

Ernst Primosch	Lars Witteck
Tel.: +49-211-797-2606	Tel.: +49-211-797-2606
Fax: +49-211-798-9208	Fax: +49-211-798-9208

press@henkel.com
presse.henkel.de

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